

July 31, 2014

Via E-mail
Shawn J. Lindquist
Chief Legal Officer
Vivint Solar, Inc.
4931 North 300 West
Provo, UT 84604

>   **Re: Vivint Solar, Inc.**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted July 18, 2014**
>   **CIK No. 0001607716**

Dear Mr. Lindquist:

    We have reviewed the amendments to your draft registration statement and have the following comments.

Management's Discussion and Analysis . . . , page 67

Investment Funds, page 69

1.   We continue to evaluate your response to comment three of our letter dated July 10, 2014. In this regard, we note your statement that none of the investment fund agreements is individually material to the company and the company is not substantially dependent on any one such investment fund. We further note your statement that the fund investors consist of four different financial institutions. Given that your primary source of financing is concentrated among only four financial institutions, supplementally please advise us whether you are substantially dependent on any of the four financial institutions. As noted in your response, tax equity investment funds are currently your "primary source of financing to fund the growth of the Company's business." Contracts which ordinarily accompany the kind of business conducted by a company upon which the company's business is substantially dependent, as in the case of continuing contracts to purchase the major part of a company's requirements of goods, are considered material contracts pursuant to the requirements of item 601(b)(10(ii)(B). We will make a final determination upon review of your response.

Key Operating Metrics, page 72

Estimated Retained Value, page 75

2.   We note your response to comment five of our letter dated July 10, 2014. Please provide robust disclosures of the basis and limitations of your estimated retained value metrics. Please ensure your revised disclosures address the following:

- Describe the basis for the assumptions of a 6% discount rate and renewals of 100% of customers at a price of 90% of the contractual price. Please provide a quantitative sensitivity analysis of the effects of changes in these assumptions on your estimated retained value metrics;

- Describe in more detail the assumptions regarding estimated expenses and cash payments you are obligated to distribute to tax equity investors and the basis for these assumptions; and

- Discuss any limitations of your estimated retained value metrics. For example, if lease contracts can be terminated early under specific circumstances, you should disclose that your retained value metrics do not take into account these potential early terminations.

Please supplementally provide us with a copy of your estimated retained value metric calculations.

Results of Operations, page 81

3.   We note your responses to comments four and six of our letter dated July 10, 2014 and the expanded disclosure addressing the HLBV method. Please expand the disclosure further to address the significant differences in the application of the HLBV method between the partnership and inverted lease structures. For example, the receipt of tax benefits appears to reduce the amount distributable to the fund investor pursuant to the contractual liquidation provisions under a partnership structure whereas tax benefits do not appear to impact the contractual liquidation provisions under an inverted lease structure. It appears this difference would impact the application of the HLBV method.

4.   Please help us better understand the impact of purchases of solar energy systems by funds on your application of the HLBV method under both structures. Please specifically address the following:

- Please help us understand why there would be a lag between when the solar energy systems are purchased and installed. For example, we note that $34.8 million of the loss allocated to non-controlling interests for the quarter ended

March 31, 2014 was caused by a significant liquidation loss due to Fund G purchasing a large number of solar energy systems that were not yet installed;

- Please tell us how the price that the investment funds pay for the solar energy systems is determined and the impact that the difference between the purchase price and carrying value of the solar energy systems has on your application of the HLBV method; and

- We note that the receivable balance related to solar energy systems which have been purchased by the investment funds but not installed is recorded as a reduction to the investment fund's member's equity which initially results in the allocation of losses amongst the investor, primarily to the fund investor. When such solar systems are subsequently installed, the prior allocation of losses is reversed. Please clarify whether there is similar treatment and impact of these receivables on your application of the HLBV method on inverted lease structures.

<u>Financial Statements</u>

<u>General</u>

5. We note your response to comment 15 of our letter dated July 10, 2014. Please expand your disclosures to show how you arrived at the amount of interest expense to be eliminated in the pro forma adjustment for each period presented. You should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

<u>Note 10. Investment Funds</u>

<u>Guarantees, page F-34</u>

6. We note your response to comment 21 of our letter dated July 10, 2014. You state that you do not guarantee a minimum internal rate of return to be received by fund investors. Please help us understand how this statement does not conflict with your disclosures on page 26, which state that your investment funds contain terms that contractually require you to make payments to the fund to ensure that such investors achieve a specific targeted internal rate of return by a specified date. Please expand your disclosures to discuss these guarantees pursuant to ASC 460.

<u>Note 18. Subsequent Events, page F-52</u>

7. Please expand your disclosures to discuss the significant terms of the new fund arrangement and the restated sublease agreement entered into in July 2014.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Michael Nordtvedt
Wilson Sonsini Goodrich & Rosata, P.C. (*via e-mail*)